Exhibit 99.1

Provident Moves Forward as a Pure-Play Infrastructure Midstream Business, Finalizes New Credit Facility and Announces Senior Management Change

News Release 13-10
June 29, 2010

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced the completion of the arrangement (the “Arrangement”) effecting the merger of Provident’s oil and natural gas production business with Midnight Oil Exploration Ltd. (Midnight) to form Pace Oil & Gas Ltd. The transaction proceeds are comprised of $120 million in cash and approximately 32.5 million Pace shares issued directly to Provident unitholders. The cash proceeds will be retained by the Trust and applied to reduce long-term bank debt.

At its special meeting of unitholders held on June 28, 2010, Provident’s unitholders approved the Arrangement.  Of the units voted at the special meeting, approximately 97% were voted in favor of the adoption of the Arrangement.  Midnight shareholders also approved the Arrangement at a separate meeting of Midnight shareholders on June 28, 2010.

Provident unitholders of record on July 9, 2010 will receive 0.12225 shares of Pace for every unit of Provident held. The ex-distribution date will be July 7, 2010. Pace shares will be listed on the Toronto Stock Exchange (TSX) under the trading symbol PCE. For more information about Pace please visit them at their website at www.paceoil.ca. Provident units will continue to be listed on both the TSX and the NYSE under the trading symbols PVE.UN and PVX respectively.

“With the completion of this transaction, Provident will move forward as the leading pure-play enterprise in the Canadian natural gas liquids midstream infrastructure business,” said Doug Haughey, President and CEO “Provident will benefit from a strong balance sheet and an enviable portfolio of world-class midstream infrastructure assets.”

New Credit Facility

The Trust has entered into a new credit agreement (the "Credit Facility") as of June 29, 2010, among the Trust, National Bank of Canada and TD Securities as co-leads and arrangers and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders"). Pursuant to the Credit Facility, the Lenders have agreed to provide the Trust with a credit facility of $500 million under an accordion feature which can be increased to $750 million at the option of the Trust.  The Credit facility also provides for a separate $60 million Letter of Credit facility.

The Credit Facility bears interest in accordance with a pricing grid based on the Trust's debt to rolling twelve month adjusted EBITDA

The Trust may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, letters of credit or LIBOR loans. At June 29, 2010, approximately $235 million (excluding outstanding letters of credit to trade accounts) is expected to be drawn on the Credit Facility. The Credit Facility has a revolving three year term expiring on July 1, 2013.

Changes to Convertible Debenture Pricing

On closing of the Arrangement, Provident’s “C” and “D” series 6.5 percent convertible unsecured subordinated debentures Conversion Prices have been adjusted in accordance with the applicable debenture indenture. The Conversion Price for Provident’s Initial 6.5% Debentures (“C series”) maturing on August 31, 2012, will be adjusted from $13.75 per Trust Unit to $11.56 per Trust Unit. The conversion price for Provident’s Supplemental 6.5% Debentures (“D series”) maturing on April 30, 2011 will be adjusted from $14.75 to $12.40 per Trust Unit.

The Initial 6.5 Percent Debentures and Supplemental 6.5 Percent Debentures of the Trust are listed and posted for trading on the TSX under the symbol PVE.DB.C and PVE.DB.D, respectively. For more information please visit our website at www.providentenergy.com or www.sedar.com

Senior Management Change

Provident also announced today that Mark Walker, Senior Vice-President, Finance & Chief Financial Officer (CFO) will step down from his role with Provident concurrent with the naming of his replacement, which is expected to be on or before September 30, 2010. Mr. Walker will remain with Provident in an advisory role for an appropriate period after that date.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream services and marketing business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com